UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Versartis, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

92529L102

(CUSIP Number)

Craig L. Slutzkin

New Leaf Venture Management II, L.L.C.,

Times Square Tower

7 Times Square, Suite 3502

New York, NY 10036

(646) 871-6420

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 11, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 92529L102	13D	Page 2 of 19 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). New Leaf Ventures II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware Limited Partnership
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 2,559,374 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 2,559,374 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,559,374 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 92529L102	13D	Page 3 of 19 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). New Leaf Venture Associates II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware Limited Partnership
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 2,559,374 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 2,559,374 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,559,374 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 92529L102	13D	Page 4 of 19 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). New Leaf Venture Management II, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware Limited Liability Company
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 2,559,374 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 2,559,374 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,559,374 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 92529L102	13D	Page 5 of 19 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Philippe O. Chambon
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 2,559,374 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 2,559,374 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,559,374 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 92529L102	13D	Page 6 of 19 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Vijay Lathi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 2,559,374 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 2,559,374 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,559,374 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 92529L102	13D	Page 7 of 19 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Ronald Hunt
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 2,559,374 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 2,559,374 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,559,374 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 92529L102	13D	Page 8 of 19 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Jeani Delagardelle
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 2,559,374 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 2,559,374 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,559,374 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 92529L102	13D	Page 9 of 19 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Liam Ratcliffe
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 2,559,374 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 2,559,374 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,559,374 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 92529L102	13D	Page 10 of 19 Pages

Schedule 13D

Item 1.	Security and Issuer.

This Amendment No. 1 to the statement on Schedule 13D (this “Amendment No. 1”) amends and supplements the statement on Schedule 13D filed on April 7, 2014 (the “Original 13D,” and, together with Amendment No. 1, the “Schedule 13D”) relates to the Common Stock, $0.0001 par value (the “Common Stock”) of Versartis, Inc. (the “Issuer”) having its principal executive office at 275 Shoreline Drive, Suite 450, Redwood City, CA 94065.

The purpose of this Amendment is to reflect the sale by the Reporting Persons of 812,556 shares of Common Stock. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported on the Original 13D. Capitalized terms used but not otherwise defined in this Amendment No. 1 shall have the meanings ascribed to them in the Original 13D.

Item 2.	Identity and Background.

This statement is being filed by New Leaf Ventures II, L.P. (“NLV II”), New Leaf Venture Associates II, L.P. (“NLV Associates”) and New Leaf Venture Management II, L.L.C. (“NLV Management” and together with NLV II and NLV Associates, the “Reporting Entities”) and Philippe O. Chambon (“Chambon”), Vijay Lathi (“Lathi”), Ronald Hunt (“Hunt”), Jeani Delagardelle (“Delagardelle”) and Liam Ratcliffe (“Ratcliffe” and together with Chambon, Lathi, Hunt and Delagardelle, the “Managing Directors”). The Reporting Entities and the Managing Directors collectively are referred to as the “Reporting Persons”.

James Niedel resigned as a manager and member of NLV Management on September 1, 2014.

The address of the principal business office of NLV II, NLV Associates, NLV Management, Chambon, Hunt and Ratcliffe is New Leaf Venture Partners, Times Square Tower, 7 Times Square, Suite 3502, New York, NY 10036. The address of the principal business office of Lathi and Delagardelle is New Leaf Venture Partners, 1200 Park Place, Suite 300, San Mateo, CA 94043.

The principal business of NLV II is to make, hold and dispose of equity and equity-related investments, principally in healthcare, medical device and life sciences companies. The principal business of NLV Associates is to act as the sole general partner of NLV II. The principal business of NLV Management is to act as the sole general partner of NLV Associates. The principal business of each of the Managing Directors is to manage the Reporting Entities and a number of affiliated partnerships with similar businesses.

During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Each of NLV II and NLV Associates is a limited partnership organized under the laws of the State of Delaware. NLV Management is a limited liability company organized under the laws of the State of Delaware. Each Managing Director is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

Not applicable.

Item 4.	Purpose of Transaction.

CUSIP No. 92529L102	13D	Page 11 of 19 Pages

As described in more detail in Item 5 below, NLV II sold a total of 12,556 shares of Common Stock on September 29, 2014 and a total of 800,000 shares of Common Stock on November 11, 2014. Depending on market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors, NLV II and other Reporting Persons may dispose of or acquire additional shares of the Issuer. Except as set forth above, none of the Reporting Persons has any present plans which relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

(a)	NLV II is the record owner of 2,559,374 shares of Common Stock (“NLV II Shares”). As the sole general partner of NLV II, NLV Associates may be deemed to own beneficially the NLV II Shares. As the sole general partner of NLV Associates, NLV Management may be deemed to own beneficially the NLV II Shares. As the individual managers of NLV Management, each of the Managing Directors also may be deemed to own beneficially the NLV II Shares.

Each of the Reporting Persons may be deemed to own beneficially 10.6% of the Issuer’s Common Stock, which percentage is calculated based on 24,194,808 the Issuer’s common stock issued and outstanding, as reported in the Issuer’s Form 10-Q filed with the SEC on November 7, 2014. Each of the Reporting Persons, except NLV II, disclaims beneficial ownership of the NLV II Shares except to the extent of their pecuniary interest therein, if any.

(b)	Regarding the number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: See line 7 of cover sheets.

(ii)	shared power to vote or to direct the vote: See line 8 of cover sheets.

CUSIP No. 92529L102	13D	Page 12 of 19 Pages

(iii)	sole power to dispose or to direct the disposition: See line 9 of cover sheets.

(iv)	shared power to dispose or to direct the disposition: See line 10 of cover sheets.

(c)	NLV II sold 12,556 shares of Common Stock on September 29, 2014 and 800,000 shares of Common Stock on November 11, 2014. Except as set forth in Item 4 above, none of the Reporting Persons has effected any transaction in the Common Stock during the last 60 days.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, shares beneficially owned by any of the Reporting Persons.

(e)	Not Applicable.

Item 6.	Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

Not Applicable.

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.1 – Agreement regarding filing of joint Schedule 13D.

Exhibit 99.2 – Powers of Attorney regarding Schedule 13D filings.

CUSIP No. 92529L102	13D	Page 13 of 19 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 13, 2014

NEW LEAF VENTURES II, L.P.

By:	NEW LEAF VENTURE ASSOCIATES II, L.P.
General Partner

	By:	NEW LEAF VENTURE MANAGEMENT II, L.L.C.
General Partner

		By:	/s/ Craig L. Slutzkin
Craig L. Slutzkin
Chief Financial Officer

NEW LEAF VENTURE ASSOCIATES II, L.P.

By:	NEW LEAF VENTURE MANAGEMENT II, L.L.C.
General Partner

	By:	/s/ Craig L. Slutzkin
Craig L. Slutzkin
Chief Financial Officer

NEW LEAF VENTURE MANAGEMENT II, L.L.C.

	By:	/s/ Craig L. Slutzkin
Craig L. Slutzkin
Chief Financial Officer

                                 *

Philippe O. Chambon

                                 *

Vijay Lathi

                                 *

Ronald Hunt

CUSIP No. 92529L102	13D	Page 14 of 19 Pages

*
Jeani Delagardelle

*
Liam Ratcliffe

/s/ Craig L. Slutzkin
Craig L. Slutzkin
As attorney-in-fact

*	This Schedule 13D was executed by Craig L. Slutzkin on behalf of the individuals listed above pursuant to Powers of Attorney, copies of which are attached as Exhibit 99.4.

CUSIP No. 92529L102	13D	Page 15 of 19 Pages

EXHIBIT 99.1

AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of stock of Versartis, Inc.

EXECUTED this 13th day of November, 2014.

NEW LEAF VENTURES II, L.P.

By:	NEW LEAF VENTURE ASSOCIATES II, L.P.
General Partner

	By:	NEW LEAF VENTURE MANAGEMENT II, L.L.C.
General Partner

		By:	/s/ Craig L. Slutzkin
Craig L. Slutzkin
Chief Financial Officer

NEW LEAF VENTURE ASSOCIATES II, L.P.

By:	NEW LEAF VENTURE MANAGEMENT II, L.L.C.
General Partner

	By:	/s/ Craig L. Slutzkin
Craig L. Slutzkin
Chief Financial Officer

NEW LEAF VENTURE MANAGEMENT II, L.L.C.

	By:	/s/ Craig L. Slutzkin
Craig L. Slutzkin
Chief Financial Officer

                        *

Philippe O. Chambon

                        *

Vijay Lathi

                        *

Ronald Hunt

CUSIP No. 92529L102	13D	Page 16 of 19 Pages

*
Jeani Delagardelle

*
Liam Ratcliffe

/s/ Craig L. Slutzkin
Craig L. Slutzkin
As attorney-in-fact

*	This Schedule 13D was executed by Craig L. Slutzkin on behalf of the individuals listed above pursuant to Powers of Attorney, copies of which are attached as Exhibit 99.2.

CUSIP No. 92529L102	13D	Page 17 of 19 Pages

EXHIBIT 99.2

POWER OF ATTORNEY

KNOWN ALL MEN BY THESE PRESENTS, that the undersigned hereby constitutes and appoints CRAIG L. SLUTZKIN as his true and lawful attorney-in-fact and agent for him and in his name, place and stead, in any and all capacities, to sign any and all documents relating to any and all Securities and Exchange Commission filings which may be required, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, thereby ratifying and confirming all that said attorney-in-fact may lawfully do or cause to be done by virtue hereof.

This power shall continue in effect until terminated in writing.

By:	/s/ Vijay K. Lathi
Vijay K. Lathi

Dated: October 5, 2005

CUSIP No. 92529L102	13D	Page 18 of 19 Pages

POWER OF ATTORNEY

KNOWN ALL MEN BY THESE PRESENTS, that the undersigned hereby constitutes and appoints CRAIG L. SLUTZKIN as his/her true and lawful attorney-in-fact and agent for him/her and in his/her name, place and stead, in any and all capacities, to sign any and all documents relating to any and all Securities and Exchange Commission filings which may be required, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he/she might or could do in person, thereby ratifying and confirming all that said attorney-in-fact may lawfully do or cause to be done by virtue hereof.

This power shall continue in effect until terminated in writing.

By:	/s/ Philippe O. Chambon
Philippe O. Chambon

By:	/s/ Jeani Delagardelle
Jeani Delagardelle

By:	/s/ Ronald Hunt
Ronald Hunt

Dated: September 29, 2006

CUSIP No. 92529L102	13D	Page 19 of 19 Pages

POWER OF ATTORNEY

KNOWN ALL MEN BY THESE PRESENTS, that the undersigned hereby constitutes and appoints CRAIG L. SLUTZKIN as his true and lawful attorney-in-fact and agent for him and in his name, place and stead, in any and all capacities, to sign any and all documents relating to any and all Securities and Exchange Commission filings which may be required, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, thereby ratifying and confirming all that said attorney-in-fact may lawfully do or cause to be done by virtue hereof.

This power shall continue in effect until terminated in writing.

By:	/s/ Liam Ratcliffe
Liam Ratcliffe

Dated: April 9, 2012